UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

March 31, 2009

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven—The Netherlands

NXP Announces Final Results and Expiration of its Exchange Offers

Eindhoven, The Netherlands, March 31, 2009 — NXP B.V. (the “Company”) and NXP Funding LLC (collectively, the “Issuers”) announced today the results of their private offers to exchange (the “Exchange Offers”) their outstanding debt securities listed in the table below (collectively, the “Existing Notes”) for (i) new euro-denominated 10% super priority notes due 2013 (the “New Euro Super Priority Notes”) and (ii) new U.S. dollar denominated 10% super priority notes due 2013 (the “New Dollar Super Priority Notes” and collectively with the New Euro Super Priority Notes, the “New Super Priority Notes”). The New Super Priority Notes will be guaranteed by certain of the Company’s current and future material wholly-owned subsidiaries, and will be secured, subject to the terms of the security documents, on an equal basis with all secured debt outstanding under the Issuers’ senior revolving credit facility.

The Exchange Offers, which are subject to the terms and conditions described in the Issuers’ confidential offering memorandum dated March 3, 2009 (as supplemented and amended, the “Offering Memorandum”) and the accompanying letter of transmittal (the “Letter of Transmittal”), expired at midnight, New York City time, on Monday, March 30, 2009 (the “Expiration Date”). As of the Expiration Date, the following aggregate principal amounts of Existing Notes had been properly tendered (and not validly withdrawn) and will be accepted for exchange into approximately €29 million of New Euro Super Priority Notes and approximately $90 million of New Dollar Super Priority Notes:

Title of Existing Notes Tendered	Principal Amount of each Issue of Existing Notes Tendered and Accepted (in millions)	Title of New Super Priority Notes to be Issued

9 ½% senior notes due 2015	$244	New Dollar Super Priority Notes
8 5/8% senior notes due 2015	€67	New Euro Super Priority Notes
Euro-denominated floating rate senior secured notes due 2013	€64	New Euro Super Priority Notes
Dollar-denominated floating rate senior secured notes due 2013	$154	New Dollar Super Priority Notes
7 7/8% senior secured notes due 2014	$22	New Dollar Super Priority Notes

* As detailed in the Offering Memorandum and the accompanying Letter of Transmittal, the New Dollar Super Priority Notes are issued in minimum denominations of $75,000 and in integral multiples of $1,000 in excess thereof and the New Euro Super Priority Notes are issued in minimum denominations of €50,000 and in integral multiples of €1,000 in excess thereof. As a result, holders have been unable to participate in the Exchange Offers if their ownership of Existing Notes was not great enough to meet these minimum requirements.

As a result of the Exchange Offers, the Issuers’ overall indebtedness will be reduced by approximately $465 million and their related interest expense by approximately $30 million (calculated by using the interest rate for the current coupon of the U.S. dollar-denominated and euro-denominated floating rate senior secured notes of 3.8444 and 5.3620, respectively, and the representative exchange rate on March 30, 2009 for U.S. dollars per euro, as announced by the International Monetary Fund, of 1.3193). The purpose of the Exchange Offers was to reduce the Issuers’ overall indebtedness and related interest expense.

All Existing Notes not accepted for exchange in the Exchange Offers will be promptly returned to the tendering holder or, if tendered through the facilities of the Depository Trust Company (“DTC”), Euroclear

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Bank S.A./N.V. (“Euroclear”) or Clearsteam, Luxembourg Banking, société anonyme (“Clearstream”), credited to the relevant account at the DTC, Euroclear or Clearstream.

The Existing Notes are listed on the Alternative Securities Market of the Irish Stock Exchange in accordance with the rules of that exchange and an application will be made for the New Super Priority Notes to be listed on the same exchange.

The Issuers anticipate that the settlement date of the Exchange Offers will be April 2, 2009 (the “Settlement Date”). Following the Settlement Date, the Issuers may from time to time seek to retire or purchase the Issuers’ outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transaction or otherwise. Such repurchases, exchange or transaction, if any, will depend on prevailing market conditions, the Issuers’ liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

The Exchange Offers were made within the United States only to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to persons that are not “U.S. persons”, as such term is defined in Rule 902(k) of Regulation S under the Securities Act. The New Super Priority Notes have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred within the United States or to or for the account of any U.S. person absent registration or an applicable exemption from the registration requirements. The Exchange Offers are not being made to any person located or resident in the Republic of Italy. This press release does not constitute an offer to sell or the solicitation of an offer to buy Existing Notes or New Super Priority Notes in any jurisdiction in which such an offer or sale would be unlawful.

The Exchange Offers were made only by, and pursuant to, the terms set forth in the Offering Memorandum, and the information in this press release is qualified by reference to the Offering Memorandum and the accompanying Letter of Transmittal.

Forward-Looking Statements

This press release includes forward-looking statements. When used in this press release, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project,” and similar expressions, as they relate to the Company, its management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding the Company’s business strategy, financial condition, results of operations, and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of the Company’s management as well as assumptions made by its management and information currently available to the Company. Although the Company believes that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to the Company or persons acting on its behalf.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 30,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 31st of March 2009.

NXP B.V.

/s/ KARL-HENRIK SUNDSTRÖM
Karl-Henrik Sundström (Chief Financial Officer)